SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2023

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1	2024 FY Q2 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Mr Maloy Kumar Gupta
Name:	Mr Maloy Kumar Gupta
Title:	Company Secretary

Dated: November 6, 2023

Jaguar Land Rover Automotive plc

Interim Report

For the three and six-month period ended

30 September 2023

Company registered number: 06477691

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 2 to the Condensed consolidated interim financial statements defines a series of alternative performance measures some of which are stated below, along with certain abbreviations.

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings.

Q2 FY24	3 months ended 30 September 2023

Q1 FY24 Q2 FY23 H1 FY24 H1 FY23	3 months ended 30 June 2023 3 months ended 30 September 2022 6-months ending 30 September 2023 6-months ending 30 September 2022

China Joint Venture	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Revenue was £6.9 billion in Q2 FY24, up 30% year-on-year from Q2 FY23 reflecting higher volume and model mix, favourable pricing and FX, offset partially by planned marketing, selling expenses and inflationary costs. Wholesale volumes (excluding China Joint Venture) of 96,817 up 28.6% year-on-year and up 3.8% compared to the prior quarter. The order book remained strong with over 168,000 client orders at quarter end, reducing from 185,000 at 30 June 2023 in line with expectations, as chip and other supply constraints continue to improve. Range Rover, Range Rover Sport and Defender demand remains particularly strong, representing 77% of the order book.

Market environment and business developments

•	Wholesale volumes continued to increase significantly year-on-year reflecting continuing improvement in supply, allowing JLR to deliver more vehicles to clients.

•

Strong order book of 168,000 client orders at quarter end, a reduction of c. 17,000 units since 30 June 2023 in line with expectations; 77% of the order book is for our three most profitable models, the Range Rover, Range Rover Sport and Defender.

•

Chip supply is expected to continue to gradually improve, and partnership agreements put in place with key chip suppliers are continuing to provide greater visibility over near-term supply. General supply is being monitored with the help of AI analytics tools. We expect production and wholesale volumes to increase in the second half of the financial year.

•	The UK has experienced market volatility during the quarter, with the GBP weakening vs USD by 3% from 30 June 2023 to 30 September 2023.

•

Interest rates (including the UK, USA and Europe) seem to have stabilised somewhat but are expected to remain at elevated levels for the foreseeable future. The impact of these higher rates will flow through into financing costs for consumers and could impact future demand.

Revenue and profits, quarter ending 30 September 2023

•	Revenue was £6.9 billion in Q2 FY24, up 30.4% from Q2 FY23 reflecting favourable volumes, model mix, pricing and FX

•	Adjusted EBITDA[1] was £1,021 million (EBITDA margin: 14.9%) in Q2 FY24, up from £557 million (EBITDA margin: 10.6%) in Q2 FY23

•	Adjusted EBIT[1] was £501 million (7.3%) in Q2 FY24, up from £54 million (1.0%) in Q2 FY23

•

The profit before tax and exceptional items was £442 million in Q2 FY24 compared to a loss before tax and exceptional items of £(173) million in Q2 FY23. The year-on-year improvement primarily reflects the following factors:

•	£425 million favourable volume and mix

•	£199 million favourable pricing, offset slightly by £(24) million higher variable marketing costs

•	£14 million reduction in material and manufacturing costs as a result of some lower commodity prices YoY, offset by a £(39) million increase in warranty costs

•

£(77) million increase in structural costs, reflecting SG&A (up £(96)m primarily for planned marketing & selling expenses) and depreciation and amortisation up by £(32)m, slightly offset by £51m favourable engineering & capitalisation

•

£107 million for FX and commodities, which includes £(251) million adverse impact of operational exchange caused by the strengthening of GBP year-on-year, largely offset by £210 million of favourable realised derivatives as a result of the hedging policy as well as £105 million of favourable revaluation and £43 million of unrealised commodity derivatives.

•	Profit after tax was £272 million (after a tax charge of £(170) million) for Q2 FY24, an improvement from a loss of £(98) million in Q2 FY23 (including a tax rebate of £75 million)

Revenue and profits, fiscal year to date

•	Revenue was £13.8 billion for the six months to 30 September 2023, up 42.4% compared to the same period a year ago reflecting improvements in volumes, model mix and pricing

•	Adjusted EBITDA[2] was £2,144 million (EBITDA margin: 15.6%), up from £850 million (EBITDA margin: 8.8%) for the same period a year ago

•	Adjusted EBIT[1] was £1,096 million (8.0%) for H1 FY24, up from a loss of £142 million (-1.5%) for the six months to 30 September 2022

[1]	Please see note 2 of the financial statements for alternative performance measures
[2]	Please see note 2 of the financial statements for alternative performance measures

•

The profit before tax and exceptional items was £877 million for H1 FY24 compared to a loss before tax and exceptional items of £(697) million in the prior year. The year-on-year improvement primarily reflects the following factors:

•	£1,158 million favourable volume and mix

•	£372 million favourable pricing and lower variable marketing costs

•	£(46) million increase in material and manufacturing costs as a results of inflationary pressures, plus a £(57) million increase in warranty costs

•

£(195)m increase in structural costs, reflecting £(196) million increase in FME and selling, admin expenses up by £(85) million, £134 million favourable engineering and capitalisation, £(88)m depreciation and amortisation, £39 million increase in interest earned due to higher cash balances and market rates and £1 million of other.

•

£236 million for FX and commodities, including £230 million FX revaluation, £(316) million of the strengthening pound on revenue and costs offset by £247 million realised derivatives and £75 million unrealised commodities derivatives

•

Profit after tax was £595 million (after a tax charge of £(282) million) for the six month period to 30 September 2023, an improvement from a loss of £(580) million in H1 FY23 (including a tax charge of £38 million)

Cash flow

•	Free cash flow[1] was £300 million in Q2 FY24 compared to negative free cashflow of £(15) million in Q2 FY23

•

Working capital movements in the quarter were £(76) million (vs £(1401) million in Q2 FY23) with a decrease in inventories of £184 million offset by higher receivables of £(176) million, a decrease in payables of £(80) million and other of £(4) million since 30 June 2023

•

Investment spending of £775 million in the quarter was up from £526 million in Q2 FY23 and includes £577 million of engineering spend, of which 64% was capitalised, and £197 million of capital investments

[1]	Restated from £(124)m due to a change in definition of free cash flow

Sales volumes

Retail sales for the second quarter were 106,561 units, up 20.9% compared to the same quarter a year ago and up 4.5% compared to the prior quarter ending 30 June 2023.

Wholesale volumes in the period were 96,817 units (excluding the Chery Jaguar Land Rover China JV), up 28.6% compared to the same quarter a year ago, and up 3.8% compared to the quarter ended 30 June 2023, notwithstanding the annual two-week summer plant shutdown. Wholesale volumes for the first half of the financial year were 190,070, up 29.2% compared to the prior year.

Range Rover brand includes the models Range Rover, Range Rover Sport, Range Rover Velar and Range Rover Evoque. Defender brand includes Defender 90, Defender 110 and Defender 130. Discovery brand includes the models Discovery and Discovery Sport. Jaguar brand includes the Jaguar XE, XF, F-Type, E-Pace, F-Pace and I-Pace models.

Funding and liquidity

Total cash and cash equivalents, deposits and investments at 30 September 2023 were £4.3 billion (£4.0 billion at 30 June 2023) comprising £4.1 billion of cash and cash equivalents and £236 million of short-term deposits and other investments. The cash and financial deposits include an amount of £442 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions may be subject to impediments to remitting cash to the UK other than through annual dividends.

The following table shows details of the Company’s financing arrangements at 30 September 2023:

£ millions	Facility amount	Amount outstanding	Undrawn amount
€650m 2.200% Senior Notes due Jan 2024	563	563	—
€500m 5.875% Senior Notes due Nov 2024	433	433	—
$700m 7.750% Senior Notes due Oct 2025	572	572	—
€500m 4.500% Senior Notes due Jan 2026[5]	433	433	—
€500m 6.875% Senior Notes due Nov 2026	433	433	—
$500m 4.500% Senior Notes due Oct 2027	408	408	—
$650m 5.875% Senior Notes due Jan 2028[5]	531	531	—
€500m 4.500% Senior Notes due Jul 2028	433	433	—
$500m 5.500% Senior Notes due Jul 2029[5]	408	408	—
$800m Syndicated Loan due Jan 2025	652	652	—
China RMB 5,000m revolving facility due Mar 2024[1]	561	561	—
UKEF amortising loan due Oct 2024	135	135	—
UKEF amortising loan due Dec 2026	406	406	—

Subtotal	5,968	5,968	—

Lease obligations[2]	693	693	—
Other[3]	36	36	—
Prepaid costs	(19)	(19)	—
Fair value adjustments[4]	(136)	(136)	—

Total	6,542	6,542	—

Undrawn RCF	1,520	—	1,520

Total including RCF	8,062	6,542	1,520

[1]	The China RMB 5 billion 3-year syndicated revolving loan facility is subject to an annual confirmatory review in January each year. RMB 2 billion was repaid on 12/10/2023 (not reflected in the above)
[2]	Lease obligations accounted for as debt under IFRS 16
[3]	Primarily an advance as part of a sale and leaseback transaction
[4]	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes
[5]

These series of notes were tendered for buy back on 06/10/2023. Settlement of the tendered amount - totalling $400m equivalent across the three series of notes (not reflected in the above) - took place on 18/10/2023

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, particularly those risks relating to continuing supply shortages of semiconductors, and those discussed on pages 46-49 of the Annual Report 2022/23 of the Group (available at www.jaguarlandrover.com/annual-report-2023) along with mitigating factors. The principal risks discussed in the Group’s Annual Report FY23 are competitive business efficiency, global economic and geopolitical environment, brand positioning, rapid technology change, environmental regulations and compliance, litigation / regulatory, supply chain disruptions, information security, client service delivery, manufacturing operations, and human capital.

Acquisitions and disposals

There were no material acquisitions or disposals in Q2 FY24.

Off-balance sheet financial arrangements

At 30 September 2023, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £491 million equivalent of receivables under a $900 million invoice discounting facility signed in March 2023.

Personnel

At 30 September 2023, Jaguar Land Rover employed 42,560 people worldwide, including agency personnel, compared to 38,880 at 30 September 2022.

Board of directors

The following table provides information with respect to the members of the Board of Directors of Jaguar Land Rover Automotive plc as at 30 September 2023:

Name	Position	Year appointed

Natarajan Chandrasekaran	Chairman and Director	2017

Adrian Mardell	Chief Executive Officer and Director	2022

Prof Sir Ralf D Speth[1]	Vice Chairman and Director	2020

Mr P B Balaji	Director	2017

Hanne Sorensen	Director	2018

Charles Nichols	Director	2022

Al-Noor Ramji	Director	2022

[1]	Previously appointed as CEO and Director in 2010 and subsequently Vice Chairman and Director in 2020

Condensed Consolidated Income Statement

£ millions	Note	Three months ended		Six months ended
		30 September 2023	30 September 2022 Restated*	30 September 2023	30 September 2022 Restated*
Revenue	3	6,857	5,260	13,760	9,666
Material and other cost of sales		(4,166)	(3,212)	(8,192)	(5,974)
Employee costs	4	(713)	(604)	(1,429)	(1,174)
Other expenses	9	(1,425)	(1,180)	(2,801)	(2,189)
Exceptional items	4	—	—	—	155
Engineering costs capitalised	5	368	155	688	245
Other income	6	94	78	168	144
Depreciation and amortisation		(525)	(509)	(1,063)	(1,000)
Foreign exchange and fair value adjustments	7	31	(55)	(87)	(204)
Finance income	8	41	11	74	18
Finance expense (net)	8	(125)	(123)	(256)	(237)
Share of profit of equity accounted investments		5	6	15	8

Profit/(loss) before tax		442	(173)	877	(542)

Income tax (expense)/credit	17	(170)	75	(282)	(38)

Profit/(loss) for the period		272	(98)	595	(580)

*	See note 1 for details of restatement as a result of a change in accounting policy.

The notes on pages 14 to 37 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended		Six months ended
£ millions	30 September 2023	30 September 2022	30 September 2023	30 September 2022
Profit/(loss) for the period	272	(98)	595	(580)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of net defined benefit obligation	3	58	(127)	437
Income tax related to items that will not be reclassified	(1)	(14)	32	(109)

	2	44	(95)	328

Items that may be reclassified subsequently to profit or loss:
(Loss)/gain on cash flow hedges (net)	(369)	(841)	282	(1,492)
Currency translation differences	17	26	(25)	44
Income tax related to items that may be reclassified	67	(140)	44	21

	(285)	(955)	301	(1,427)

Other comprehensive (expense)/income net of tax	(283)	(911)	206	(1,099)

Total comprehensive (expense)/income attributable to shareholder	(11)	(1,009)	801	(1,679)

The notes on pages 14 to 37 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 September 2023	31 March 2023 Restated*	30 September 2022 Restated*
Non-current assets
Investments in equity accounted investees		324	329	346
Other non-current investments		51	43	43
Other financial assets	14	144	149	372
Property, plant and equipment	11	5,851	5,842	6,213
Intangible assets	12	5,068	4,864	4,872
Right-of-use assets	13	620	635	646
Pension asset	25	552	659	1,062
Other non-current assets	16	170	75	70
Deferred tax assets		384	357	337

Total non-current assets		13,164	12,953	13,961

Current assets
Cash and cash equivalents		4,057	3,687	3,555
Short-term deposits and other investments		236	105	161
Trade receivables		1,117	1,013	810
Other financial assets	14	498	375	487
Inventories	15	3,509	3,238	3,227
Other current assets	16	606	607	529
Current tax assets		2	16	29
Assets classified as held for sale		60	62	28

Total current assets		10,085	9,103	8,826

Total assets		23,249	22,056	22,787

Current liabilities
Accounts payable		6,040	5,891	5,216
Short-term borrowings	21	1,341	1,478	1,908
Other financial liabilities	18	944	923	1,385
Provisions	19	1,097	1,089	1,089
Other current liabilities	20	925	590	749
Current tax liabilities		137	110	102

Total current liabilities		10,484	10,081	10,449

Non-current liabilities
Long-term borrowings	21	4,508	4,600	5,574
Other financial liabilities	18	984	1,123	1,974
Provisions	19	1,188	1,091	1,121
Retirement benefit obligation	25	22	22	27
Other non-current liabilities	20	863	772	662
Deferred tax liabilities		159	128	113

Total non-current liabilities		7,724	7,736	9,471

Total liabilities		18,208	17,817	19,920

Equity attributable to shareholders
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	23	3,373	2,571	1,199

Equity attributable to shareholders		5,041	4,239	2,867

Total liabilities and equity		23,249	22,056	22,787

*	See note 1 for details of restatement as a result of a change in accounting policy.

The notes on pages 14 to 37 are an integral part of these condensed consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 2 November 2023.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2023	1,501	167	2,571	4,239
Profit for the period	—	—	595	595
Other comprehensive income for the period	—	—	206	206

Total comprehensive income	—	—	801	801

Amounts removed from hedge reserve and recognised in inventory	—	—	2	2
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	(1)	(1)

Balance at 30 September 2023	1,501	167	3,373	5,041

£ millions	Ordinary shares	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2022	1,501	167	2,835	4,503
Loss for the period	—	—	(580)	(580)
Other comprehensive expense for the period	—	—	(1,099)	(1,099)

Total comprehensive expense	—	—	(1,679)	(1,679)

Amounts removed from hedge reserve and recognised in inventory	—	—	53	53
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	(10)	(10)

Balance at 30 September 2022	1,501	167	1,199	2,867

The notes on pages 14 to 37 are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Cash Flow Statement

		Three months ended		Six months ended
£ millions	Note	30 September 2023	30 September 2022	30 September 2023	30 September 2022
Cash flows from operating activities
Cash generated from operations	28	965	416	2,109	82
Dividends received		—	—	2	—
Income tax paid		(40)	(26)	(140)	(127)

Net cash generated from/(used in) operating activities		925	390	1,971	(45)

Cash flows from investing activities
Purchases of other investments		(1)	(3)	(3)	(3)

Investment in other restricted deposits		(13)	(11)	(15)	(17)
Redemption of other restricted deposits		3	2	14	14

Movements in other restricted deposits		(10)	(9)	(1)	(3)

Investment in short-term deposits and other investments		(143)	(40)	(285)	(308)
Redemption of short-term deposits and other investments		92	172	156	352

Movements in short-term deposits and other investments		(51)	132	(129)	44
Purchases of property, plant and equipment		(182)	(122)	(342)	(252)
Purchases of other assets acquired with view to resale		—	(12)	—	(24)
Proceeds from sale of property, plant and equipment		6	—	6	—
Net cash outflow relating to intangible asset expenditure		(383)	(164)	(715)	(264)
Issuance of loans to related parties		—	—	(20)	—
Repayment of loans to related parties		20	—	20	—
Finance income received		38	9	68	15
Disposal of subsidiaries (net of cash disposed)		9	—	9	2

Net cash used in investing activities		(554)	(169)	(1,107)	(485)

Cash flows from financing activities
Finance expenses and fees paid		(124)	(116)	(237)	(216)
Proceeds from issuance of borrowings		—	—	—	594
Repayment of borrowings		(62)	(63)	(195)	(719)
Payments of lease obligations		(18)	(17)	(35)	(35)

Net cash used in financing activities		(204)	(196)	(467)	(376)

Net increase/(decrease) in cash and cash equivalents		167	25	397	(906)
Cash and cash equivalents at beginning of period		3,829	3,411	3,687	4,223
Effect of foreign exchange on cash and cash equivalents		61	119	(27)	238

Cash and cash equivalents at end of period		4,057	3,555	4,057	3,555

The notes on pages 14 to 37 are an integral part of these condensed consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ in accordance with the requirements of UK-adopted international accounting standards. The balance sheet and accompanying notes as at 30 September 2022 have been disclosed solely for the information of the users.

The comparative figures for the financial year ended 31 March 2023 are not the company’s statutory accounts for that financial year but are derived from those accounts. Those accounts have been reported on by the company’s auditor and delivered to the registrar of companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 22.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2023, which were prepared in accordance with UK-adopted international accounting standards.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2023.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2023, as described in those financial statements, except as described below.

Change in accounting policy

During the six months ended 30 September 2023, the Group reviewed its accounting policy choice over the net presentation of grants relating to property, plant and equipment and intangible assets.

As a result, it was considered more appropriate to adopt a policy to present grants related to property, plant and equipment and intangible assets gross as separate liabilities instead of deducting them from the cost of the assets; and to present the unwind of the grant over the useful economic lives of the assets in ‘Other income’, rather than a reduction of ‘Depreciation and amortisation’.

Separate disclosure of amounts received for grants in relation to capital assets more closely aligns the presentation of assets in the consolidated balance sheet with the Group’s reported cash flows from investing activities; and improves transparency of the financial statements by allowing users to better understand the extent of grant income supporting investments. The policy is also aligned to that of the Group’s ultimate parent company and therefore enhances comparability with its other subsidiaries.

The prior period comparatives have been represented on this basis. The impact on the consolidated income statement for the three and six months ended 30 September 2022, and on the consolidated balance sheet at 30 September 2022 and 31 March 2023 are shown below:

Consolidated income statement (extract)

	Three months ended 30 September 2022			Six months ended 30 September 2022
£ millions	As reported	Restatement	Restated	As reported	Restatement	Restated
Other income	62	16	78	114	30	144
Depreciation and amortisation	(493)	(16)	(509)	(970)	(30)	(1,000)

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies (continued)

Change in accounting policy (continued)

Consolidated balance sheet (extract)

	As at 31 March 2023			As at 30 September 2022
£ millions	As reported	Restatement	Restated	As reported	Restatement	Restated
Non-current assets
Property, plant and equipment	5,759	83	5,842	6,133	80	6,213
Intangible assets	4,600	264	4,864	4,634	238	4,872
Current liabilities
Other current liabilities	(528)	(62)	(590)	(688)	(61)	(749)
Non-current liabilities
Other non-current liabilities	(487)	(285)	(772)	(405)	(257)	(662)

There is no impact to profit/loss before or after taxation, reported equity, or net assets in any of the previous financial periods.

The revised accounting policy is given below.

Government grants

Government grants are recognised when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received.

Government grants are recognised in the consolidated income statement, either on a systematic basis when the Group recognises, as expenses, the related costs that the grants are intended to compensate or immediately, if the costs have already been incurred.

Government grants related to income are presented as an offset against the related expenditure except in cases where there are no ongoing performance obligations to the Group, in which case the government grant is recognised as other income in the period in which the Group becomes entitled to the grant.

Government grants related to assets are presented gross as separate liabilities and unwound over the useful economic lives of the assets as other income.

Cash flows arising from grants related to income and assets are presented within cash flows from operating activities in the consolidated cash flow statement.

The terms and treatment of each grant is assessed on a case by case basis.

Sales tax incentives received from governments are recognised in the consolidated income statement at the reduced tax rate, and revenue is reported net of these sales tax incentives.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2023.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies (continued)

Going concern

The condensed consolidated interim financial statements have been prepared on a going concern basis, which the Directors consider appropriate for the reasons set out below.

The Directors have assessed the financial position of the Group as at 30 September 2023, and the projected cash flows of the Group for at least twelve-month period from the date of authorisation of the condensed consolidated interim financial statements (the ‘going concern assessment period’).

The Group had available liquidity of £5.8 billion at 30 September 2023, £4.3 billion of which is cash with the remainder the undrawn RCF facility. Within the going concern assessment period there is a £1 billion minimum quarter-end liquidity covenant attached to the Group’s UKEF loans and forward start RCF facility. There is £1.7 billion of maturing debt in the going concern assessment period, comprising UKEF and CNY loan repayments, EUR bond repayments and early repayment of EUR and USD bonds in October 2023 (see note 30). No new funding is assumed.

The Group has assessed its projected cash flows over the going concern assessment period. This base case uses the most recent Board-approved forecasts that include the going concern assessment period; taking into account the Group’s expectations of improved semiconductor supply, optimisation of production to prioritise the highest margin products along with the expectations relating to prevailing economic conditions, including the impact of inflationary pressures on material costs and environmental, social and governance (“ESG”) commitments.

The base case assumes a steady improvement in wholesale volumes, with associated increases in EBIT, in the going concern assessment period compared to the previous 12 months as semiconductor supply related production constraints progressively ease, supported by new partnership agreements with key semiconductor suppliers.

The Group has carried out a reverse stress test against the base case to determine the decline in wholesale volumes over a twelve-month period that would result in a liquidity level that breaches the £1 billion liquidity financing covenant. The reverse stress test assumes continued supply constraints over the 12-month period and optimisation of production to maximise production of higher margin products.

In order to reach a liquidity level that breaches covenants, it would require a sustained decline in wholesale volumes of more than 65% compared to the base case over a 12-month period. The reverse stress test reflects the variable profit impact of the wholesale volume decline, and assumes all other assumptions are held in line with the base case. It does not reflect other potential upside measures that could be taken in such a reduced volume scenario; nor any new funding.

The Group does not consider this scenario to be plausible given that the stress test volumes are significantly lower than the volumes achieved during both the peak of the COVID-19 pandemic and the worst quarter of semiconductor shortages. The Group has a strong order bank and is confident that it can significantly exceed reverse stress test volumes.

The Group has considered the impact of severe but plausible downside scenarios, including scenarios that reflect a decrease in variable profit per unit compared with the base case to include additional increases in material and other related production costs. The expected wholesale volumes under all of these scenarios is higher than under the reverse stress test.

The Directors, after making appropriate enquiries and taking into consideration the risks and uncertainties facing the Group, consider that the Group has adequate financial resources to continue operating throughout the going concern assessment period, meeting its liabilities as they fall due. Accordingly, the Directors continue to adopt the going concern basis in preparing these condensed consolidated interim financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used by the Group are defined below.

Alternative Performance Measure	Definition
Adjusted EBITDA	Adjusted EBITDA is defined as profit before: income tax expense; exceptional items; finance expense (net of capitalised interest) and finance income; gains/losses on debt and unrealised derivatives, realised derivatives entered into for the purpose of hedging debt, and equity or debt investments held at fair value; foreign exchange gains/losses on other assets and liabilities, including short-term deposits and cash and cash equivalents; share of profit/loss from equity accounted investments; depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Profit/(loss) before tax and exceptional items	Profit/(loss) before tax excluding exceptional items.

Free cash flow	Net cash generated from operating activities less net cash used in automotive investing activities, excluding investments in joint ventures, associates and subsidiaries and movements in financial investments, and after finance expenses and fees paid. Financial investments are those reported as cash and cash equivalents, short-term deposits and other investments, and equity or debt investments held at fair value.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Working capital and accruals	Changes in assets and liabilities as presented in note 28. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.

Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.

Net debt	Total cash and cash equivalents, deposits and investments less total interest-bearing loans and borrowings.

Retail sales	Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesales	Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

During the year ended 31 March 2023, the definition of ‘Free cash flow’ was amended to exclude investments in associates, joint ventures and subsidiaries. The Group considers the amended Free cash flow measure to be more useful as it provides a clearer view of recurring cash flows that is not distorted by the impact of one-off transactions. Free cash flow for the three and six month periods ended 30 September 2022 prior to the change was £(15) million and £(784) million respectively.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Working capital and accruals is considered by the Group to be a key measure in assessing assets and liabilities that are expected to be converted into cash within the next 12-month period; as well as over the longer term.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Exceptional items are defined in note 4.

Reconciliations between these alternative performance measures and statutory reported measures are shown below and on the next page.

Adjusted EBIT and Adjusted EBITDA

		Three months ended		Six months ended
£ millions	Note	30 September 2023	30 September 2022 Restated*	30 September 2023	30 September 2022 Restated*
Adjusted EBITDA		1,021	557	2,144	850
Depreciation and amortisation		(525)	(509)	(1,063)	(1,000)
Share of profit of equity accounted investments		5	6	15	8

Adjusted EBIT		501	54	1,096	(142)

Foreign exchange on debt, derivatives and balance sheet revaluation	28	(11)	(116)	2	(230)
Unrealised gain/(loss) on commodities	28	35	(8)	(43)	(117)
Finance income	8	41	11	74	18
Finance expense (net)	8	(125)	(123)	(256)	(237)
Fair value gain on equity investments	28	1	9	4	11

Profit/(loss) before tax and exceptional items		442	(173)	877	(697)

Exceptional items	4	—	—	—	155

Profit/(loss) before tax		442	(173)	877	(542)

*	See note 1 for details of restatement as a result of a change in accounting policy.

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Free cash flow

	Three months ended		Six months ended
£ millions	30 September 2023	30 September 2022	30 September 2023	30 September 2022 Restated*
Net cash generated from/(used in) operating activities	925	390	1,971	(45)
Purchases of property, plant and equipment	(182)	(122)	(342)	(252)
Net cash outflow relating to intangible asset expenditure	(383)	(164)	(715)	(264)
Proceeds from sale of property, plant and equipment	6	—	6	—
Issuance of loans to related parties	—	—	(20)	—
Repayment of loans to related parties	20	—	20	—
Purchases of other assets acquired with view to resale	—	(12)	—	(24)
Finance expenses and fees paid	(124)	(116)	(237)	(216)
Finance income received	38	9	68	15

Free cash flow	300	(15)	751	(786)

*	Comparative information has been restated for the change in definition explained on the previous page.

Total product and other investment

		Three months ended		Six months ended
£ millions	Note	30 September 2023	30 September 2022	30 September 2023	30 September 2022
Purchases of property, plant and equipment		182	122	342	252
Net cash outflow relating to intangible asset expenditure		383	164	715	264
Engineering costs expensed	5	209	237	412	496
Purchases of other investments		1	3	3	3

Total product and other investment		775	526	1,472	1,015

Total cash and cash equivalents, deposits and investments

As at (£ millions)	30 September 2023	31 March 2023	30 September 2022
Cash and cash equivalents	4,057	3,687	3,555
Short-term deposits and other investments	236	105	161

Total cash and cash equivalents, deposits and investments	4,293	3,792	3,716

Available liquidity

As at (£ millions)	Note	30 September 2023	31 March 2023	30 September 2022
Cash and cash equivalents		4,057	3,687	3,555
Short-term deposits and other investments		236	105	161
Committed undrawn credit facilities	21	1,520	1,520	1,500

Available liquidity		5,813	5,312	5,216

Net debt

As at (£ millions)	Note	30 September 2023	31 March 2023	30 September 2022
Cash and cash equivalents		4,057	3,687	3,555
Short-term deposits and other investments		236	105	161
Interest-bearing loans and borrowings	21	(6,542)	(6,788)	(8,216)

Net debt		(2,249)	(2,996)	(4,500)

Notes (forming part of the condensed consolidated interim financial statements)

2	Alternative Performance Measures (continued)

Retails and wholesales

	Three months ended		Six months ended
Units	30 September 2023	30 September 2022	30 September 2023	30 September 2022
Retail sales	106,561	88,121	208,555	166,946

Wholesales*	96,817	75,307	190,070	147,122

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q2 FY24: 12,346 units, Q2 FY23: 14,589 units, H1 FY24: 25,378 units, H1 FY23: 25,361 units.

3	Disaggregation of revenue

	Three months ended		Six months ended
£ millions	30 September 2023	30 September 2022	30 September 2023	30 September 2022
Revenue recognised for sales of vehicles, parts and accessories	6,493	5,122	13,114	9,335
Revenue recognised for services transferred	85	82	167	156
Revenue - other	256	220	515	415

Total revenue excluding realised revenue hedges	6,834	5,424	13,796	9,906

Realised revenue hedges	23	(164)	(36)	(240)

Total revenue	6,857	5,260	13,760	9,666

4	Exceptional items

	Three months ended		Six months ended
£ millions	30 September 2023	30 September 2022	30 September 2023	30 September 2022
Employee costs excluding exceptional items	(713)	(604)	(1,429)	(1,174)
Impact of:
Past service credit	—	—	—	155

Employee costs including exceptional items	(713)	(604)	(1,429)	(1,019)

The exceptional item recognised during the six months ended 30 September 2022 comprised of a pension past service credit of £155 million due to a change in inflation index from RPI to CPI.

5	Engineering costs capitalised

	Three months ended		Six months ended
£ millions	30 September 2023	30 September 2022 Restated*	30 September 2023	30 September 2022 Restated*
Total engineering costs incurred	577	392	1,100	741
Engineering costs expensed	(209)	(237)	(412)	(496)

Engineering costs capitalised	368	155	688	245

Interest capitalised in engineering costs capitalised	18	2	31	7

Total internally developed intangible additions	386	157	719	252

*	See note 1 for details of restatement as a result of a change in accounting policy.

Notes (forming part of the condensed consolidated interim financial statements)

6	Other income

	Three months ended		Six months ended
£ millions	30 September 2023	30 September 2022 Restated*	30 September 2023	30 September 2022 Restated*
Grant income	64	51	112	89
Commissions	7	7	10	13
Other	23	20	46	42

Total other income	94	78	168	144

*	See note 1 for details of restatement as a result of a change in accounting policy.

7	Foreign exchange and fair value adjustments

	Three months ended		Six months ended
£ millions	30 September 2023	30 September 2022	30 September 2023	30 September 2022
Foreign exchange and fair value adjustments on loans	(65)	(279)	41	(533)
Foreign exchange gain/(loss) on economic hedges of loans	51	186	(61)	334
Foreign exchange gain/(loss) on derivatives	4	(23)	4	(36)
Other foreign exchange gain/(loss)	21	57	(5)	107
Realised (loss)/gain on commodities	(16)	3	(27)	30
Unrealised gain/(loss) on commodities	35	(8)	(43)	(117)
Fair value gain on equity investments	1	9	4	11

Foreign exchange and fair value adjustments	31	(55)	(87)	(204)

8	Finance income and expense

	Three months ended		Six months ended
£ millions	30 September 2023	30 September 2022	30 September 2023	30 September 2022
Finance income	41	11	74	18

Total finance income	41	11	74	18

Interest expense on lease liabilities	(14)	(14)	(28)	(26)
Interest expense on financial liabilities measured at amortised cost other than lease liabilities	(104)	(104)	(210)	(205)
Interest expense on derivatives designated as a fair value hedge of financial liabilities	(7)	(4)	(13)	(4)
Unwind of discount on provisions	(19)	(3)	(38)	(11)
Interest capitalised	19	2	33	9

Total finance expense (net)	(125)	(123)	(256)	(237)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the six month period ended 30 September 2023 was 6.2% (six month period ended 30 September 2022: 5.1%).

9	Other expenses

	Three months ended		Six months ended
£ millions	30 September 2023	30 September 2022	30 September 2023	30 September 2022
Stores, spare parts and tools	28	25	58	48
Freight cost	170	144	342	296
Works, operations and other costs	745	593	1,480	1,106
Power and fuel	28	58	60	96
Product warranty	267	234	490	403
Publicity	187	126	371	240

Total other expenses	1,425	1,180	2,801	2,189

Notes (forming part of the condensed consolidated interim financial statements)

10	Allowances for trade and other receivables

	Six months ended
£ millions	30 September 2023	30 September 2022
At beginning of period	4	4
Charged during the period	4	1

At end of period	8	5

11	Property, plant and equipment

£ millions	Land and Buildings	Plant and equipment	Vehicles	IT equipment	Fixtures and fittings	Heritage vehicles	Under construction	Total
Cost
Balance at 1 April 2023 restated*	2,646	11,360	14	213	140	40	388	14,801
Additions	—	—	—	—	—	—	527	527
Transfers	60	146	—	2	—	—	(208)	—
Disposals	(6)	(265)	—	(4)	(3)	(25)	—	(303)
Foreign currency translation	(6)	(9)	—	—	—	—	—	(15)

Balance at 30 September 2023	2,694	11,232	14	211	137	15	707	15,010

Depreciation and impairment
Balance at 1 April 2023 restated*	736	7,953	11	132	93	34	—	8,959
Depreciation charge for the period	62	415	—	8	4	—	—	489
Disposals	(6)	(245)	—	(4)	(3)	(25)	—	(283)
Foreign currency translation	(3)	(2)	—	—	(1)	—	—	(6)

Balance at 30 September 2023	789	8,121	11	136	93	9	—	9,159

Net book value
At 1 April 2023 restated*	1,910	3,407	3	81	47	6	388	5,842

At 30 September 2023	1,905	3,111	3	75	44	6	707	5,851

*	See note 1 for details of restatement as a result of a change in accounting policy.

Notes (forming part of the condensed consolidated interim financial statements)

11	Property, plant and equipment (continued)

£ millions	Land and Buildings	Plant and equipment	Vehicles	IT equipment	Fixtures and fittings	Heritage vehicles	Under construction	Total
Cost
Balance at 1 April 2022 restated*	2,639	11,264	15	195	134	46	231	14,524
Additions	—	—	—	6	—	—	302	308
Transfers	44	203	—	—	—	—	(247)	—
Transfers to right-of-use assets	(13)	—	—	—	—	—	—	(13)
Disposals	—	(9)	(2)	—	—	—	—	(11)
Foreign currency translation	17	20	(1)	1	(1)	—	—	36

Balance at 30 September 2022	2,687	11,478	12	202	133	46	286	14,844

Depreciation and impairment
Balance at 1 April 2022 restated*	619	7,321	10	117	87	34	—	8,188
Depreciation charge for the period	57	369	—	8	4	—	—	438
Disposals	—	(7)	(1)	—	—	—	—	(8)
Foreign currency translation	4	9	—	—	—	—	—	13

Balance at 30 September 2022	680	7,692	9	125	91	34	—	8,631

Net book value
At 1 April 2022 restated*	2,020	3,943	5	78	47	12	231	6,336

At 30 September 2022	2,007	3,786	3	77	42	12	286	6,213

*	See note 1 for details of restatement as a result of a change in accounting policy.

Notes (forming part of the condensed consolidated interim financial statements)

12	Intangible assets

£ millions	Software	Patents and technological know-how	Customer related	Intellectual property rights and other intangibles	Product development - completed	Product development - in progress	Total
Cost
Balance at 1 April 2023 restated*	948	147	61	650	9,150	793	11,749
Additions - externally purchased	28	—	—	—	—	—	28
Additions - internally developed	—	—	—	—	—	719	719
Transfers	—	—	—	—	74	(74)	—
Disposals	(95)	—	—	—	(222)	—	(317)

Balance at 30 September 2023	881	147	61	650	9,002	1,438	12,179

Amortisation and impairment
Balance at 1 April 2023 restated*	743	147	48	173	5,774	—	6,885
Amortisation in the period	37	—	5	1	488	—	531
Disposals	(83)	—	—	—	(222)	—	(305)

Balance at 30 September 2023	697	147	53	174	6,040	—	7,111

Net book value
At 1 April 2023 restated*	205	—	13	477	3,376	793	4,864

At 30 September 2023	184	—	8	476	2,962	1,438	5,068

*	See note 1 for details of restatement as a result of a change in accounting policy.

£ millions	Software	Patents and technological know-how	Customer related	Intellectual property rights and other intangibles	Product development - completed	Product development - in progress	Total
Cost
Balance at 1 April 2022 restated*	894	147	61	650	9,500	574	11,826
Additions - externally purchased	18	—	—	—	—	—	18
Additions - internally developed	—	—	—	—	—	252	252
Transfers	—	—	—	—	517	(517)	—
Disposals	—	—	—	—	(865)	—	(865)

Balance at 30 September 2022	912	147	61	650	9,152	309	11,231

Amortisation and impairment
Balance at 1 April 2022 restated*	674	147	46	170	5,670	—	6,707
Amortisation in the period	33	—	1	2	481	—	517
Disposals	—	—	—	—	(865)	—	(865)

Balance at 30 September 2022	707	147	47	172	5,286	—	6,359

Net book value
At 1 April 2022 restated*	220	—	15	480	3,830	574	5,119

At 30 September 2022	205	—	14	478	3,866	309	4,872

*	See note 1 for details of restatement as a result of a change in accounting policy.

Notes (forming part of the condensed consolidated interim financial statements)

13	Right-of-use assets

£ millions	Land and buildings	IT equipment	Plant and equipment	Vehicles	Fixtures and fittings	Other	Total
Cost
Balance at 1 April 2023	781	17	94	7	17	4	920
Additions	14	1	13	1	—	—	29
Other	4	—	—	—	—	(1)	3
Disposals	(15)	(4)	(13)	(1)	—	(2)	(35)

Balance at 30 September 2023	784	14	94	7	17	1	917

Accumulated depreciation
Balance at 1 April 2023	208	9	57	3	5	3	285
Depreciation in the period	33	2	6	1	1	—	43
Disposals	(11)	(4)	(13)	(1)	—	(2)	(31)

Balance at 30 September 2023	230	7	50	3	6	1	297

Net book value
At 1 April 2023	573	8	37	4	12	1	635

At 30 September 2023	554	7	44	4	11	—	620

£ millions	Land and buildings	IT equipment	Plant and equipment	Vehicles	Fixtures and fittings	Other	Total
Cost
Balance at 1 April 2022	672	24	101	14	17	5	833
Additions	96	2	6	2	—	—	106
Other	14	—	1	—	—	—	15
Foreign currency translation	2	—	2	—	—	—	4
Disposals	(1)	—	—	—	—	—	(1)

Balance at 30 September 2022	783	26	110	16	17	5	957

Accumulated depreciation
Balance at 1 April 2022	168	18	60	11	4	4	265
Depreciation in the period	31	2	8	2	2	—	45
Other	(1)	—	—	—	—	—	(1)
Foreign currency translation	2	—	1	—	—	—	3
Disposals	(1)	—	—	—	—	—	(1)

Balance at 30 September 2022	199	20	69	13	6	4	311

Net book value
At 1 April 2022	504	6	41	3	13	1	568

At 30 September 2022	584	6	41	3	11	1	646

Notes (forming part of the condensed consolidated interim financial statements)

14	Other financial assets

As at (£ millions)	30 September 2023	31 March 2023	30 September 2022
Non-current
Restricted cash	9	9	11
Derivative financial instruments	66	71	291
Warranty reimbursement and other receivables	53	54	54
Other	16	15	16

Total non-current other financial assets	144	149	372

Current
Restricted cash	12	11	17
Derivative financial instruments	220	101	208
Warranty reimbursement and other receivables	102	85	90
Accrued income	35	40	47
Other	129	138	125

Total current other financial assets	498	375	487

15	Inventories

As at (£ millions)	30 September 2023	31 March 2023	30 September 2022
Raw materials and consumables	165	148	139
Work-in-progress	499	504	737
Finished goods	2,845	2,589	2,345
Inventory basis adjustment	—	(3)	6

Total inventories	3,509	3,238	3,227

Inventories of finished goods include £461 million (31 March 2023: £402 million, 30 September 2022: £388 million) relating to vehicles sold to rental car companies, fleet clients and others with guaranteed repurchase arrangements.

During the six month period ending 30 September 2023, the Group recorded an inventory write-down expense of £46 million (six month period ended 30 September 2022: £21 million). The write-down is included in “Material and other cost of sales”.

16	Other assets

As at (£ millions)	30 September 2023	31 March 2023	30 September 2022
Non-current
Prepaid expenses	76	66	26
Research and development expenditure credit	84	3	36
Other	10	6	8

Total non-current other assets	170	75	70

Current
Recoverable VAT	204	252	237
Prepaid expenses	287	219	216
Research and development expenditure credit	100	121	61
Other	15	15	15

Total current other assets	606	607	529

17	Taxation

Recognised in the income statement

Income tax for the six month period ending 30 September 2023 and 30 September 2022 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends and adjusted for relevant deferred tax amounts where applicable.

A tax charge of £282 million was incurred in the six month period ending 30 September 2023. The effective tax rate of 32% is impacted by the ability of the UK to shelter UK tax liabilities with UK deferred tax assets which are currently not fully recognised on the balance sheet.

Notes (forming part of the condensed consolidated interim financial statements)

18	Other financial liabilities

As at (£ millions)	30 September 2023	31 March 2023	30 September 2022
Current
Lease obligations	71	70	65
Interest accrued	104	95	111
Derivative financial instruments	385	461	967
Liability for vehicles sold under a repurchase arrangement	384	297	242

Total current other financial liabilities	944	923	1,385

Non-current
Lease obligations	622	640	669
Derivative financial instruments	352	472	1,276
Other	10	11	29

Total non-current other financial liabilities	984	1,123	1,974

19	Provisions

As at (£ millions)	30 September 2023	31 March 2023	30 September 2022*
Current
Product warranty	699	696	623
Emissions compliance	10	9	146
Restructuring	2	5	26
Third party claims and obligations	315	300	263
Other provisions	71	79	31

Total current provisions	1,097	1,089	1,089

Non-current
Product warranty	1,054	976	1,023
Emissions compliance	85	71	51
Other provisions	49	44	47

Total non-current provisions	1,188	1,091	1,121

*

The comparatives at 30 September 2022 have been re-presented to align with presentation changes made during the year ended 31 March 2023. Product warranty and Restructuring amounts are consistent with previous periods. Legal and product liability amounts disclosed in previous periods are now split into Emissions compliance, Third party claims and obligations and Other provisions. Provisions for residual risk, environmental liability and other employee benefits obligations amounts disclosed in previous periods are now grouped in Other provisions. This has not resulted in any change to reported ‘Total current provisions’ or ‘Total non-current provisions’.

£ millions	Product warranty	Emissions compliance	Restructuring	Third party claims and obligations	Other provisions	Total
Balance at 1 April 2023	1,672	80	5	300	123	2,180
Provisions made during the period	461	42	—	321	16	840
Provisions used during the period	(391)	(9)	(2)	(245)	(6)	(653)
Unused amounts reversed in the period	(27)	(19)	(1)	(61)	(4)	(112)
Impact of unwind of discounting	38	—	—	—	—	38
Foreign currency translation	—	1	—	—	(9)	(8)

Balance at 30 September 2023	1,753	95	2	315	120	2,285

Notes (forming part of the condensed consolidated interim financial statements)

20	Other liabilities

As at (£ millions)	30 September 2023	31 March 2023 Restated*	30 September 2022 Restated*
Current
Liabilities for advances received	186	51	80
Ongoing service obligations	314	301	310
VAT	112	98	95
Deferred grant income	68	62	61
Other taxes payable	234	70	199
Other	11	8	4

Total current other liabilities	925	590	749

Non-current
Ongoing service obligations	549	478	397
Deferred grant income	312	291	263
Other	2	3	2

Total non-current other liabilities	863	772	662

*	See note 1 for details of restatement as a result of a change in accounting policy.

21	Interest bearing loans and borrowings

As at (£ millions)	30 September 2023	31 March 2023	30 September 2022
Short-term borrowings
Bank loans	561	658	632
Current portion of long-term EURO MTF listed debt	562	571	848
Current portion of long-term loans	218	249	428

Short-term borrowings	1,341	1,478	1,908

Long-term borrowings
EURO MTF listed debt	3,503	3,512	4,294
Bank loans	969	1,053	1,245
Other unsecured	36	35	35

Long-term borrowings	4,508	4,600	5,574

Lease obligations	693	710	734

Total debt	6,542	6,788	8,216

Undrawn facilities

As at 30 September 2023, the Group has a fully undrawn revolving credit facility of £1,520 million (31 March 2023: £1,520 million, 30 September 2022: £1,500 million), with maturity date of April 2026

22	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 37 to the annual consolidated financial statements for the year ended 31 March 2023.

Notes (forming part of the condensed consolidated interim financial statements)

22	Financial instruments (continued)

The tables below show the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

		Fair Value Through Profit and Loss
As at 30 September 2023 (£ millions)	Amortised cost	Financial assets	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
Cash and cash equivalents	4,057	—	—	—	4,057	4,057
Short-term deposits and other investments	236	—	—	—	236	236
Trade receivables	1,117	—	—	—	1,117	1,117
Other non-current investments	—	51	—	—	51	51
Other financial assets - current	278	—	137	83	498	498
Other financial assets - non-current	78	—	1	65	144	144

Total financial assets	5,766	51	138	148	6,103	6,103

Accounts payable	6,040	—	—	—	6,040	6,040
Short-term borrowings	1,341	—	—	—	1,341	1,338
Long-term borrowings*	4,508	—	—	—	4,508	4,434
Other financial liabilities - current	559	—	65	320	944	944
Other financial liabilities - non-current	632	—	38	314	984	960

Total financial liabilities	13,080	—	103	634	13,817	13,716

*

Included in the long-term borrowings shown in other financial liabilities is £432 million that is designated as the hedged item in a fair value hedge relationship. Included within long-term borrowings is £(136) million of fair value adjustments of which £(113) million relates to the ongoing hedge relationship and £(23) million relates to hedge relationships that were discontinued during the year ended 31 March 2023. Included in the long-term borrowings is £980 million that is designated as a hedging instrument in a cash flow hedge relationship.

		Fair Value Through Profit and Loss
As at 31 March 2023 (£ millions)	Amortised cost	Financial assets	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
Cash and cash equivalents	3,687	—	—	—	3,687	3,687
Short-term deposits and other investments	105	—	—	—	105	105
Trade receivables	1,013	—	—	—	1,013	1,013
Other non-current investments	—	43	—	—	43	43
Other financial assets - current	274	—	55	46	375	375
Other financial assets - non-current	78	—	51	20	149	149

Total financial assets	5,157	43	106	66	5,372	5,372

Accounts payable	5,891	—	—	—	5,891	5,891
Short-term borrowings	1,478	—	—	—	1,478	1,476
Long-term borrowings*	4,600	—	—	—	4,600	4,376
Other financial liabilities - current	462	—	89	372	923	923
Other financial liabilities - non-current	651	—	20	452	1,123	1,080

Total financial liabilities	13,082	—	109	824	14,015	13,746

*

Included in the long-term borrowings shown in other financial liabilities is £438 million that is designated as the hedged item in a fair value hedge relationship. Included within long-term borrowings is £(132) million of fair value adjustments of which £(106) million relates to the ongoing hedge relationship and £(26) million relates to hedge relationships that were discontinued during the year ended 31 March 2023. Included in the long-term borrowings is £968 million that is designated as a hedging instrument in a cash flow hedge relationship.

Notes (forming part of the condensed consolidated interim financial statements)

22	Financial instruments (continued)

		Fair Value Through Profit and Loss
As at 30 September 2022 (£ millions)	Amortised cost	Financial assets	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Total carrying value	Total fair value
Cash and cash equivalents	3,555	—	—	—	3,555	3,555
Short-term deposits and other investments	161	—	—	—	161	161
Trade receivables	810	—	—	—	810	810
Other non-current investments	—	43	—	—	43	43
Other financial assets - current	279	—	91	117	487	487
Other financial assets - non-current	81	—	268	23	372	372

Total financial assets	4,886	43	359	140	5,428	5,428

Accounts payable	5,216	—	—	—	5,216	5,216
Short-term borrowings	1,908	—	—	—	1,908	1,887
Long-term borrowings*	5,574	—	—	—	5,574	4,779
Other financial liabilities - current	418	—	90	877	1,385	1,385
Other financial liabilities - non-current	698	—	22	1,254	1,974	1,837

Total financial liabilities	13,814	—	112	2,131	16,057	15,104

*

Included in the long-term borrowings shown in other financial liabilities is £440 million that is designated as the hedged item in a fair value hedge relationship. Included within long-term borrowings is £(126) million of fair value adjustments of which £(97) million relates to the ongoing hedge relationship and £(29) million relates to hedge relationships that were discontinued during the period ended 30 September 2022.

The following tables show the levels in the fair value hierarchy for financial assets and liabilities where the carrying value is not a reasonable approximation of fair value.

£ millions	As at 30 September 2023
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investments	—	—	51	51
Derivative assets	—	286	—	286

Total	—	286	51	337

Financial liabilities measured at fair value
Derivative liabilities	—	737	—	737

Total	—	737	—	737

Financial liabilities not measured at fair value
Borrowings	3,631	2,141	—	5,772

Total	3,631	2,141	—	5,772

£ millions	As at 31 March 2023
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investments	—	—	43	43
Derivative assets	—	172	—	172

Total	—	172	43	215

Financial liabilities measured at fair value
Derivative liabilities	—	933	—	933

Total	—	933	—	933

Financial liabilities not measured at fair value
Borrowings	3,840	2,012	—	5,852

Total	3,840	2,012	—	5,852

Notes (forming part of the condensed consolidated interim financial statements)

22	Financial instruments (continued)

£ millions	As at 30 September 2022
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investments	—	—	43	43
Derivative assets	—	499	—	499

Total	—	499	43	542

Financial liabilities measured at fair value
Derivative liabilities	—	2,243	—	2,243

Total	—	2,243	—	2,243

Financial liabilities not measured at fair value
Borrowings	4,313	2,353	—	6,666

Total	4,313	2,353	—	6,666

Reconciliation of level 3 fair values

The following table gives a reconciliation of the movements in level 3 financial assets held at fair value.

£ millions	Six months ended
	30 September 2023	30 September 2022
Balance at 1 April	43	30
Purchased during the period	3	3
Fair value gain	4	11
Currency translation	1	(1)

Balance at 30 September	51	43

23	Other reserves

The movement in reserves is as follows:

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2023	(320)	(608)	(34)	3,533	2,571
Profit for the period	—	—	—	595	595
Remeasurement of defined benefit obligation	—	—	—	(127)	(127)
Gain on effective cash flow hedges	—	215	33	—	248
Income tax related to items recognised in other comprehensive income	—	53	(1)	32	84
Cash flow hedges reclassified to profit and loss	—	41	(7)	—	34
Income tax related to items reclassified to profit or loss	—	(10)	2	—	(8)
Amounts removed from hedge reserve and recognised in inventory	—	2	—	—	2
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	(1)	—	—	(1)
Currency translation differences	(25)	—	—	—	(25)

Balance at 30 September 2023	(345)	(308)	(7)	4,033	3,373

Notes (forming part of the condensed consolidated interim financial statements)

23	Other reserves (continued)

£ millions	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2022	(333)	(454)	19	3,603	2,835
Loss for the period	—	—	—	(580)	(580)
Remeasurement of defined benefit obligation	—	—	—	437	437
Loss on effective cash flow hedges	—	(1,743)	(1)	—	(1,744)
Income tax related to items recognised in other comprehensive income	—	64	4	(109)	(41)
Cash flow hedges reclassified to profit and loss	—	260	(8)	—	252
Income tax related to items reclassified to profit or loss	—	(48)	1	—	(47)
Amounts removed from hedge reserve and recognised in inventory	—	48	5	—	53
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	(9)	(1)	—	(10)
Currency translation differences	44	—	—	—	44

Balance at 30 September 2022	(289)	(1,882)	19	3,351	1,199

24	Dividends

During the six-month periods ended 30 September 2023 and 30 September 2022, no ordinary share dividends were proposed or paid.

25	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operates defined benefit pension schemes.

£ millions	Six months ended
	30 September 2023	30 September 2022
Change in present value of defined benefit obligation
Defined benefit obligation at beginning of period	5,089	7,522
Current service cost	32	43
Past service credit	—	(155)
Interest expense	119	104
Actuarial (gains)/losses arising from:
Changes in demographic assumptions	(78)	—
Changes in financial assumptions	(509)	(2,484)
Experience adjustments	43	115
Exchange differences on foreign schemes	(1)	2
Member contributions	—	1
Benefits paid	(104)	(253)

Defined benefit obligation at end of period	4,591	4,895

Change in fair value of scheme assets
Fair value of schemes’ assets at beginning of period	5,726	7,931
Interest income	135	117
Remeasurement loss on the return of plan assets, excluding amounts included in interest income	(671)	(1,932)
Administrative expenses	(5)	(14)
Employer contributions	40	80
Member contributions	—	1
Benefits paid	(104)	(253)

Fair value of schemes’ assets at end of period	5,121	5,930

Notes (forming part of the condensed consolidated interim financial statements)

25	Employee benefits (continued)

The principal assumptions used in accounting for the pension schemes are set out below:

As at	30 September 2023	30 September 2022
Discount rate	5.6%	5.2%
Expected rate of increase in benefit revaluation of covered employees	2.0%	2.1%
RPI inflation rate	3.1%	3.4%
CPI Inflation rate (capped at 5% p.a.)	2.6%	2.8%
CPI Inflation rate (capped at 2.5% p.a.)	1.8%	1.9%

Amounts recognised in the condensed consolidated balance sheet consist of:

As at (£ millions)	30 September 2023	31 March 2023	30 September 2022
Present value of defined benefit obligations	(4,591)	(5,089)	(4,895)
Fair value of schemes’ assets	5,121	5,726	5,930

Net asset	530	637	1,035

Non-current assets	552	659	1,062
Non-current liabilities	(22)	(22)	(27)

In June 2023, the Group was informed that one of the investments held by the UK DB pension schemes has been revalued by the fund’s independent valuation agent and that the valuation of the holding as of 31 March 2023, across the schemes, has been reduced by £78 million to £73 million. This change in asset value is included in OCI as part of the asset and liability movements for the six month period ended 30 September 2023.

For the valuations at 30 September 2023 the mortality assumptions used are the SAPS base table, in particular S3 tables and the Light table for members of the Jaguar Executive Pension Plan.

•	For the Jaguar Pension Plan, scaling factors of 101 per cent to 115 per cent have been used for male members and scaling factors of 103 per cent to 118 per cent have been used for female members.

•

For the Land Rover Pension Scheme, scaling factors of 105 per cent to 117 per cent have been used for male members and scaling factors of 100 per cent to 116 per cent have been used for female members.

•	For the Jaguar Executive Pension Plan, an average scaling factor of 93 per cent to 97 per cent has been used for male members and 91 per cent to 96 per cent has been used for female members.

For the valuations at 31 March 2023 the mortality assumptions used are the SAPS base table, in particular S3 tables and the Light table for members of the Jaguar Executive Pension Plan.

•	For the Jaguar Pension Plan, scaling factors of 101 per cent to 115 per cent have been used for male members and scaling factors of 103 per cent to 118 per cent have been used for female members.

•

For the Land Rover Pension Scheme, scaling factors of 105 per cent to 117 per cent have been used for male members and scaling factors of 100 per cent to 116 per cent have been used for female members.

•	For the Jaguar Executive Pension Plan, an average scaling factor of 93 per cent to 97 per cent has been used for male members and 91 per cent to 96 per cent has been used for female members.

For the valuations at 30 September 2022, the mortality assumptions used are the SAPS base table, in particular S3 tables and the Light table for members of the Jaguar Executive Pension Plan.

•	For the Jaguar Pension Plan, scaling factors of 101 per cent to 115 per cent were used for male members and 103 per cent to 118 per cent for female members.

•	For the Land Rover Pension Scheme, scaling factors of 105 per cent to 117 per cent were used for male members and 100 per cent to 116 per cent for female members.

•	For the Jaguar Executive Pension Plan, scaling factors of 93 per cent to 97 per cent were used for male members and 91 per cent to 96 per cent for female members.

For 30 September 2023 period end calculations there is an allowance for future improvements in line with the CMI (2022) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.0 (31 March 2023: CMI (2021) projections with 1.25 per cent per annum improvements and a smoothing parameter of 7.5, 30 September 2022: CMI (2021) projections with 1.25 per cent per annum improvements and a smoothing parameter of 7.5).

Notes (forming part of the condensed consolidated interim financial statements)

26	Commitments and contingencies

The following includes a description of contingencies and commitments. The Group assesses such commitments and claims as well as monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and disclosures such matters in the financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of uncertain timing and / or amounts.

As at (£ millions)	30 September 2023	31 March 2023	30 September 2022*
Contingencies:
- Third party claims and obligations	316	601	397
- Taxes and duties	58	61	82
- Other	126	121	129
Commitments:
- Plant and equipment	489	386	750
- Intangible assets	21	15	17
Pledged as collateral/security against the borrowings and commitments:
- Inventory	—	—	—
- Trade receivables	—	—	—
- Property, plant and equipment	—	—	—
- Other financial assets	29	20	14

*

The comparatives at 30 September 2022 have been re-presented to align with presentation changes made during the year ended 31 March 2023. Litigation and product related amounts disclosed in previous periods, in addition to third party claims previously disclosed under Other, are now presented together in Third party claims and obligations. This has not resulted in any change to total contingent liabilities and commitments disclosed.

Contingencies

Contingencies related to legal and constructive obligations to third parties. There are claims and obligations against the Group which management has not recognised, as settlement is not considered probable. These claims and obligations relate primarily to the following:

-	Third party claims and obligations primarily supplier claims;

-	Tax and duty;

-	Other including consumer complaints, retailer terminations, employment cases and personal injury claims.

The decrease in the period is driven mainly by supplier claims related to ongoing negotiations and lower levels of new claims.

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plants and equipment and various civil contracts of a capital nature and the acquisition of intangible assets.

Joint venture

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Company Ltd., and subsequently amended by a change to the Articles of Association of Chery Jaguar Land Rover Automotive Company Ltd. is a commitment for the Group to contribute a total of CNY 5,000 million of capital. Of this amount, CNY 3,475 million has been contributed as at 30 September 2023. The outstanding commitment of CNY 1,525 million translates to £171 million at the 30 September 2023 exchange rate (30 September 2022: £193 million at the September 2022 exchange rate).

The Group’s share of capital commitments of its joint venture at 30 September 2023 is £7 million (31 March 2023: £12 million, 30 September 2022: £16 million) and contingent liabilities of its joint venture 30 September 2023 is £1 million (31 March 2023 and 30 September 2022: £nil).

Notes (forming part of the condensed consolidated interim financial statements)

27	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	30 September 2023	31 March 2023	30 September 2022
Short-term debt	1,412	1,548	1,973
Long-term debt	5,130	5,240	6,243

Total debt*	6,542	6,788	8,216

Equity attributable to shareholders	5,041	4,239	2,867

Total capital	11,583	11,027	11,083

*	Total debt includes lease obligations of £693 million (31 March 2023: £710 million, 30 September 2022: £734 million).

28	Notes to the consolidated cash flow statement

Reconciliation of profit/(loss) for the period to cash used in operations

	Three months ended		Six months ended
£ millions	30 September 2023	30 September 2022 Restated*	30 September 2023	30 September 2022 Restated*
Cash flows from operating activities
Profit/(loss) for the period	272	(98)	595	(580)
Adjustments for:
Depreciation and amortisation	525	509	1,063	1,000
Loss on disposal of assets	13	—	25	2
Income tax expense/(credit)	170	(75)	282	38
Finance expense (net)	125	123	256	237
Finance income	(41)	(11)	(74)	(18)
Foreign exchange on debt, derivatives and balance sheet revaluation	11	116	(2)	230
Unrealised (gain)/ loss on commodities	(35)	8	43	117
Share of profit of equity accounted investments	(5)	(6)	(15)	(8)
Fair value gain on equity investments	(1)	(9)	(4)	(11)
Exceptional items	—	—	—	(155)
Other non-cash adjustments	7	(1)	3	—

Cash flows from operating activities before changes in assets and liabilities	1,041	556	2,172	852

Trade receivables and other assets	(176)	(9)	(185)	(529)
Other financial assets	11	15	(9)	1
Inventories	184	(110)	(267)	(468)
Accounts payable, other liabilities and retirement benefit obligations	(80)	(234)	366	82
Other financial liabilities	(22)	23	(49)	67
Provisions	7	175	81	77

Cash generated from operations	965	416	2,109	82

*	See note 1 for details of restatement as a result of a change in accounting policy.

Notes (forming part of the condensed consolidated interim financial statements)

28	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

£ millions	Borrowings	Lease obligations	Interest accrued	Total
Balance at 1 April 2022	7,027	570	95	7,692
Cash flows
Proceeds from issue of financing	594	—	—	594
Repayment of financing	(719)	(35)	—	(754)
Interest paid	—	(26)	(152)	(178)
Non-cash movements
Issue of new leases	—	175	—	175
Interest accrued	—	26	157	183
Foreign exchange	633	25	11	669
Lease terminations	—	(1)	—	(1)
Fee amortisation	6	—	—	6
Fair value adjustment on loans	(59)	—	—	(59)

Balance at 30 September 2022	7,482	734	111	8,327

Balance at 1 April 2023	6,078	710	95	6,883
Cash flows
Repayment of financing	(195)	(35)	—	(230)
Interest paid	—	(28)	(177)	(205)
Non-cash movements
Issue of new leases	—	22	—	22
Interest accrued	—	28	186	214
Other lease modification	—	5	—	5
Foreign exchange	(35)	(7)	—	(42)
Lease terminations	—	(2)	—	(2)
Fee amortisation	5	—	—	5
Fair value adjustment on loans	(4)	—	—	(4)

Balance at 30 September 2023	5,849	693	104	6,646

Included within ‘finance expenses and fees paid’ in the condensed consolidated cash flow statement for the six months ended 30 September 2023 is £32 million (six months ended 30 September 2022: £38 million) of cash interest paid relating to other assets and liabilities not included in the reconciliation above.

Notes (forming part of the condensed consolidated interim financial statements)

29	Related party transactions

Tata Sons Private Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors Limited. The Group’s related parties therefore include Tata Sons Private Limited, subsidiaries and joint ventures of Tata Sons Private Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures, and IT and consultancy services received from subsidiaries of Tata Sons Private Limited.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following tables summarise related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

Six months ended 30 September 2023 (£ millions)	With joint ventures of the Group	With associates of the Group and their subsidiaries	With Tata Sons Private Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	114	—	—	26
Purchase of goods	21	76	—	67
Services received	—	—	143	56
Services rendered	45	—	4	5
Dividends received	2	—	—	—
Trade and other receivables	27	—	5	66
Accounts payable	7	4	25	37

Six months ended 30 September 2022 (£ millions)	With joint ventures of the Group	With associates of the Group and their subsidiaries	With Tata Sons Private Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	144	—	1	14
Purchase of goods	50	32	—	45
Services received	—	—	91	44
Services rendered	50	—	—	2
Trade and other receivables	52	—	—	25
Accounts payable	11	1	17	19

Compensation of key management personnel

£ millions	Six months ended
	30 September 2023	30 September 2022
Key management personnel remuneration	11	9

30	Subsequent events

In October 2023, the Group placed three of its USD and EUR bonds to tender for early redemption. As a result of the tender, on 18 October 2023, the Group repaid £79 million of its $650 million Senior Notes due 2028 for a purchase price of £72 million, £74 million of its $500 million Senior Notes due 2029 for a purchase price of £64 million and £175 million of its €500 million Senior Notes due 2026 for a purchase price of £178 million. The resulting gain of £14 million will be recognised in the Income Statement in the three month period ended 31 December 2023.

In addition, on 12 October 2023, the Group repaid RMB 2 billion (£225 million) of its RMB 5 billion syndicated rolling loan facility.